Birkenstock Holding PLC • 1-2 Berkeley Square • London W1J 6EA • U.K.	Birkenstock Holding PLC 1-2 Berkeley Square London W1J 6EA U.K.

March 24, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance - Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Melissa Gilmore and Mr. Kevin Woody

Re:	Birkenstock Holding plc
Form 20-F for the Fiscal Year Ended September 30, 2024
File No. 001-41836

Dear Ms. Gilmore and Mr. Woody:

We set forth below our responses to the comments raised in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Birkenstock Holding plc (“we,” “us,” “our,” or the “Company”), dated March 13, 2025.

For ease of reference, each of the Staff’s comments is reproduced below in italics.

Form 20-F for the Fiscal Year Ended September 30, 2024

Item 5. Operating and Financial Review and Prospects

A.	Operating Results, page 60

1.	We note your key financial highlight of ASP and discussions of ASP growth in your revenues by channel and segment comparisons, which appears to be a metric. Please revise your disclosures to properly identify ASP as a metric, if true, and provide all disclosures consistent with the guidance in SEC Release No. 33-10751. Additionally, tell us your consideration for disclosing ASP and the number of footwear pairs sold by channel and segment.

Response: We acknowledge the Staff’s comment and respectfully submit that the Company has reviewed SEC Release No. 33-10751. We respectfully refer the Staff to page 1 of the Form 20-F for a definition of “ASP” which explains how the Company calculates the metric. We believe presenting a directional change in ASP provides useful information to investors because it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. Another principal driver is typically the change in the number of footwear pairs sold.

Our management uses group ASP and total footwear pairs sold in managing and monitoring the performance of the business.

In channels and segments, ASP, and to a lesser extent the number of footwear pairs sold, can vary significantly based on various factors and one-off events affecting only such channel or segment, including, but not limited to, the expansion of our DTC channel; market conversions from third party distributors to direct shipping; optimization of our wholesale partner network; increased overall share of premium products; and strategic like-for-like pricing increases. Management finds that presenting directional changes in ASP and the number of footwear pairs sold helps investors understand the drivers behind revenue changes between periods. However, quantifying ASP or the number of footwear pairs sold (or quantifying the directional change thereof) at segment or channel level would provide a level of granularity not considered helpful and potentially misleading. In addition, our management wants to avoid giving undue prominence to the precision of these two factors as there are others that also impact changes in revenue. Therefore, our management assesses the performance of the business considering directional changes of the group-wide average ASP and number of footwear pairs sold, as it believes that presenting changes in ASP as a group average and the number of footwear pairs sold in total typically has the effect of normalizing these metrics in a way that is helpful to monitor and steer the business. We respectfully submit to the Staff that given management’s view that the changes in group-wide ASP and number of footwear pairs sold are the more balanced metrics for assessing the performance of the overall business, this is also the more useful metric for investors.

Going forward, we will add the following disclosure at the end of the sub-section entitled “Non-IFRS Financial Measures” (see page 61 of our 2024 annual report on Form 20-F), which will be amended to read “Non-IFRS Financial Measures and Other Metrics,” to our annual reports on Form 20-F:

“Average Selling Price

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.

We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. Our management uses group ASP in managing and monitoring the performance of the business.”

B.	Liquidity and Capital Resources

Effects of Foreign Currency Fluctuation, page 76

2.	We note your disclosures of constant currency revenue and currency revenue growth. We also note that you generate a significant portion of your expenses in currencies other than the Euro. Please tell us your consideration for a similar disclosure as it relates to your expense line items.

Response: We acknowledge the Staff’s comment and respectfully submit to the Staff the following considerations regarding constant currency presentation of expense line items. Our exposure to foreign currencies (“FX”) is most relevant for revenue, since more than 50% of our revenue is generated in our Americas segment and in currencies (i.e., primarily in U.S. dollar) other than the presentation currency of our financial statements. Thus, we believe that constant currency revenue provides helpful additional information to investors by showing like-for-like revenue growth that eliminates FX impact. By contrast, our operating expense line items are with approximately 70% predominantly exposed to Euros, due to the following reasons: our production sites are based in Germany and our component manufacturing facility is based in Portugal (which both use the Euro, the presentation currency of our financial statements); raw materials are predominantly sourced in Europe and thus paid for in Euros; and the vast majority of our corporate overhead expenses are incurred in Germany, and, in consequence, in Euros. Our FX exposure in operating expenses is limited to global sales entities, i.e., mainly the sales entity in the United States, with U.S. dollar-denominated costs primarily for logistics, marketing, personnel, and duties. As a result, we believe that presenting expense line items at constant currency would not provide meaningful additional information to investors.

Item 15. Controls and Procedures

Attestation Report of the Registered Independent Public Accounting Firm, page 118

3.	We note your disclose that you did not include a report from your Registered Public Accounting Firm regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies. We also note your Form 20-F for the fiscal year ended September 30,2024 is the second annual report you filed after the effective date of your IPO. We further note that on page 46, that your independent registered public accounting firm must attest to and report on the effectiveness of your internal control over financial reporting when you no longer meet the definition of a non-accelerated filer, which you expect to be the case for the year ending September 30, 2025. Please tell us how you determined your non- accelerated filer status as noted on your cover page at September 30, 2024.

Response:

We acknowledge the Staff’s comment and respectfully submit that we have concluded that the Company was a non-accelerated filer for purposes of its annual report on Form 20-F for the fiscal year ended September 30, 2024. Under each of the definitions of ‘accelerated filer’ and ‘large accelerated filer’ (see Exchange Act Rule 12b-2(1) and (2), respectively), an issuer must meet the relevant conditions “as of the end of its fiscal year,” i.e., September 30, 2024. In each case, one of the conditions is that the issuer “has been subject to the requirements of section 13(a) or 15(d) of the Act […] for a period of at least twelve calendar months” (see Rule 12b-2(1)(ii) and Rule 12b-2(2)(ii), respectively). The Company was subject to such reporting requirements from the date its registration statement on Form F-1 for its initial public offering became effective, which was on October 10, 2023. Thus, as of September 30, 2024, the Company had been a reporting issuer for less than 12 months. As a result, we were not required to include a report from our Registered Public Accounting Firm regarding internal control over financial reporting.

General

4.	Please provide us with your analysis as to how you determined that you are currently a foreign private issuer and at September 30, 2024. In this regard, we note your statement on page 196, that, “As of November 30, 2024, you estimated that approximately 98% of our outstanding ordinary shares were held by 15 U.S shareholders of record. Further, your table on page 94 shows J. Michael Chu, Director, beneficially owning 72% of your ordinary shares and appears to be as a resident of the United States. Refer to the definition of foreign private issuer under Exchange Act Rule 3b-4(c).

Response:

We acknowledge the Staff’s comment and respectfully submit that the Company was a foreign private issuer as defined in Exchange Act Rule 3b-4(c) (an “FPI”) as of September 30, 2024, and is currently an FPI. While we assume that more than 50% of the Company’s outstanding voting securities are directly or indirectly held by residents of the United States (see Rule 3b-4(c)(1)), we would only cease to be a foreign private issuer if any of the requirements under Rule 3b-4(c)(2) was also met – which we have concluded was not the case as of either of the dates in question. Specifically, as of December 31, 2024:

•	Three of seven directors and one of nine executive officers were citizens and/or residents of the United States. Consequently, the majority of the directors and the majority of the executive officers were not U.S. citizens or residents.

•	Only approximately 40% of the Company’s total assets were located in the United States, therefore, more than 50% of the Company’s total assets were not located in the United States.

•	The business of the Company was administered principally in Germany and the UK, hence outside the United States.

For purposes of our annual report for the year ended September 30, 2024 on Form 20-F, our analysis was based on the relevant data as of the last business day of our most recently completed second fiscal quarter ended March 31, 2024. The conclusion at the time was substantially the same, except that at the time approximately 41% of the Company’s total assets were located in the United States.

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. Please feel free to contact our counsel, Leo Borchardt, Esq., of Davis Polk & Wardwell London LLP, at +44-20-7418-1334 or by email at leo.borchardt@davispolk.com.

Sincerely,

/s/ Ivica Krolo
Ivica Krolo
Chief Financial Officer
(principal financial officer)